CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                October 24, 2017


VIA EDGAR CORRESPONDENCE

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:    First Trust Exchange-Traded Fund VI (the "Trust")
                   File Nos. 811-22717 and 333-182308
            ---------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments, provided by telephone, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the "Trust") with the Securities and Exchange Commission (the "Commission") on August 29, 2017 (the "Registration Statement"). The Registration Statement relates to the First Trust SMID Cap Rising Dividend Achievers ETF, a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

      COMMENT 1 - FEES AND EXPENSES OF THE FUND

      With respect to footnote 1 to the Annual Fund Operating Expenses table, confirm that the Fund will not pay 12b-1 fees for at least one year from the date of the prospectus.

RESPONSE TO COMMENT 1

      In accordance with this comment, footnote 1 will reflect a date that is at least one year from the date of the prospectus.


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Karen Rossotto
October 24, 2017
Page 2


COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure states that the Fund is "designed to provide access to a diversified portfolio of small and mid capitalization income producing securities." Given that the Fund is non-diversified, revise the disclosure accordingly.

RESPONSE TO COMMENT 2

      The prospectus has been revised to remove the word "diversified."

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      Disclose the types of equity securities in which the Fund will invest.

RESPONSE TO COMMENT 3

      The prospectus has been revised to include the term "common stocks."

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      Please explain the difference between "rebalanced" and "reconstituted" as used in this section and revise the disclosure to state when the Index is reconstituted.

RESPONSE TO COMMENT 4

      Rebalancing refers to the re-weighting of component securities per the Index's methodology, while reconstitution refers to the addition and/or deletion of component securities per the Index's methodology. The prospectus has been revised to state that the Index is reconstituted annually.

COMMENT 5 - PRINCIPAL RISKS

      Disclose, as applicable, any sector focus of the Fund and the risks related to such sector(s).

RESPONSE TO COMMENT 5

      The prospectus has been revised in accordance with this comment.


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Karen Rossotto
October 24, 2017
Page 3


COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Disclose the dollar range of equity securities which the Index Provider considers small and mid cap.

RESPONSE TO COMMENT 6

      The prospectus has been revised in accordance with this comment.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      If the Fund intends to invest in emerging market companies, disclose this fact and the applicable risks.

RESPONSE TO COMMENT 7

      The Fund does not intend to invest in securities of emerging market companies as a part of principal investment strategies.

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES

      Explain how the eligibility criteria deals with securities that continue to rise in the future.

RESPONSE TO COMMENT 8

      Securities which exceed the market capitalization limits for the Index will be replaced at the annual Index reconstitution.

COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES

      Provide a brief description of the NASDAQ US Benchmark Index.

RESPONSE TO COMMENT 9

      The prospectus has been revised in accordance with this comment.


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Karen Rossotto
October 24, 2017
Page 4


COMMENT 10 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure states that the Fund may "purchase securities not in the Index." Will such securities be included in the 90% bucket, and if so, how does this comply with the Fund's exemptive order?

RESPONSE TO COMMENT 10

      The Fund does not intend to purchase securities not included in the Index. The applicable disclosure has been removed from the prospectus.

COMMENT 11 - PRINCIPAL INVESTMENT STRATEGIES

      Describe, in plain English, the meaning of "trailing 12-month payout ratio."

RESPONSE TO COMMENT 11

      The prospectus has been revised in accordance with this comment.

COMMENT 12 - PRINCIPAL RISKS

      Revise "Fluctuation of Net Asset Value Risk" to state that such fluctuation may occur particularly in times of stress and that investors may pay significantly more or receive significantly less than the Fund's per share value when buying and selling shares.

RESPONSE TO COMMENT 12

      The prospectus has been revised in accordance with this comment.

COMMENT 13 - PRINCIPAL RISKS

      If the Fund intends to invest in non-U.S. securities and ADRs/GDRs, include the applicable risks.


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Karen Rossotto
October 24, 2017
Page 5


RESPONSE TO COMMENT 13

      The Fund does not intend to invest in securities of non-U.S. companies or ADR/GDRs as a part of principal investment strategies. The applicable disclosure has been removed from the prospectus.

COMMENT 14 - FUND INVESTMENTS

      The disclosure states that "for temporary defensive purposes and during periods of high cash inflows or outflows, the Fund may depart from its principal investment strategies and invest part or all of its assets in these securities, or it may hold cash." Consider whether this is appropriate for an index-based fund.

RESPONSE TO COMMENT 14

      The Fund believes that this type of temporary defensive position may be appropriate in times of non-normal market conditions, or other extraordinary circumstances. Under normal market conditions, the Fund will invest at least 90% of its net assets (including investment borrowings) in securities that comprise the Index.

COMMENT 15 - HOW TO BUY AND SELL SHARES

      Disclose whether IOPV is based on Index values or the Fund's portfolio and whether Fund expenses are taken into account. Additionally, disclose whether the IOPV may use stale securities values under certain circumstances.

RESPONSE TO COMMENT 15

      The disclosure has been revised to state:

            "Generally, the IOPV is calculated using the exchange prices of the securities held by the Fund and takes into account Fund expenses."


COMMENT 16 - STATEMENT OF ADDITIONAL INFORMATION - LIQUIDITY RISK

      Disclose that the market for Fund shares may become less liquid during periods of stress and that such an adverse effect on liquidity could lead to Fund shares trading at a greater premium or discount.


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Karen Rossotto
October 24, 2017
Page 6


RESPONSE TO COMMENT 16

      The statement of additional information has been revised in accordance with this comment.

COMMENT 16 - STATEMENT OF ADDITIONAL INFORMATION - FEDERAL TAX MATTERS

      The disclosure refers to investment in REITs and non-U.S. securities. Consider whether this is appropriate for the Fund.

RESPONSE TO COMMENT 16

      This disclosure has been revised to qualify its applicability to the Fund by including the phrase "if any."

                                    *  *  *

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                          Sincerely yours,

                                          CHAPMAN AND CUTLER LLP

                                          By: /s/ Morrison C. Warren
                                              ------------------------------
                                                  Morrison C. Warren